Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	Six Months Ended	Year Ended December 31,
	6/30/2012	2011	2010	2009	2008	2007
Earnings:
Pre-tax earnings (loss) from continuing operations	$(12,750)	$174,885	$154,282	$137,508	$136,616	$64,071
Addback:
Fixed charges	13,998	27,822	26,141	23,104	23,128	20,612
Subtract:
Non-controlling interest	5,208	2,855	(3,435)	(2,574)	—	—
Interest capitalized	—	—	(1,089)	(116)	—	—
Total earnings	$6,456	$205,562	$175,899	$157,922	$159,744	$84,683

Fixed Charges:
Interest expensed and capitalized	$9,538	$20,320	$19,081	$16,434	$16,673	$15,626
Interest component of rental payments (1)	4,460	7,502	7,060	6,670	6,455	4,986
Total fixed charges	$13,998	$27,822	$26,141	$23,104	$23,128	$20,612

Ratio of earnings to fixed charges	0.46	7.39	6.73	6.84	6.91	4.11

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.